SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sunset Financial Resources Inc.

(Name of Subject Company)

Sunset Financial Resources Inc.

(Name of Filing Persons Offerors)

Common Stock, par value $.001 per share

(Title of Class of Securities)

867708109

(CUSIP Number of Class of Securities)

Stacy M. Riffe

Chief Financial Officer

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to

Bryan L. Goolsby

Kenneth L. Betts

Locke Liddell & Sapp LLP

2200 Ross Avenue

Suite 2200

Dallas, TX 75201-6776

(214) 740-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.     Filing Party: Not applicable.

Form or Registration No.: Not applicable.     Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Registration Statement on Form S-4 filed by Sunset Financial Resources, Inc. on June 14, 2006 is hereby incorporated herein by reference.

Sunset will file a Tender Offer Statement under cover of Schedule TO with the Securities and Exchange Commission. Investors are urged to read the Schedule TO when it becomes available because it will contain important information. The Schedule TO and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.